

Mail Stop 3561

June 26, 2017

Dhruv Shringi
Chief Executive Officer
Yatra Online, Inc.
1101-03, 11th Floor, Tower-B
Unitech Cyber Park
Sector 39, Gurgaon, Haryana 122002
India

> **Re: Yatra Online, Inc.**
> **Post-Effective Amendment No. 1 to Form F-1**
> **Filed June 8, 2017**
> **File No. 333-215653**

Dear Mr. Shringi:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments

General

1. Please provide all required updated information in your filing. As examples only:

    • Please update the disclosure in the Compensation section on page 126 regarding your directors and executive officers for the last full fiscal year. Please refer to Item 4.a of Form F-1 and Item 6.B.1 of Form 20-F.

    • Please confirm that you have provided the disclosure required for related party transactions for the period since the beginning of your preceding three financial years "up to the date of the document" or revise to update accordingly. Please refer to Item 4.a of Form F-1 and Item 7.B of Form 20-F.

- The disclosure in the Principal Shareholders section on page 135 reflects ownership as of December 29, 2016. Please update the information to reflect the most recent practicable date. Please refer to Item 4.a of Form F-1 and Item 7.A and Item 6.E of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Michael J. Minahan, Esq.